WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

November 14, 2006
Toronto Stock Exchange (Venture) Symbol: "WND"
NASDAQ OTC: Symbol: "WNDEF"
Issued and Outstanding: 23,760,789

WESTERN WIND ENERGY TO LAUNCH BILLION-DOLLAR COUNTERSUIT AGAINST PACIFIC HYDRO LIMITED
Western Wind Energy would like to announce that it will be launching a series of countersuits against Pacific Hydro Limited of Australia seeking compensation and damages in excess of $1 billion.

Pacific Hydro had acquired by January 27, 2006, 6 million common shares of Western Wind Energy and 6 million share purchase warrants. Pacific Hydro owns approximately 25.2% of the issued capital of Western Wind Energy Corporation. As Western Wind Energy is a reporting issuer in both the United States and in Canada, Pacific Hydro is an insider, a related party and a control person.

At the September 25, 2006 annual general meeting of the shareholders of Western Wind Energy, all of the directors of Western Wind Energy voted in favor of the control resolution for the benefit of Pacific Hydro Limited however, the majority of the non-PHL shareholders voted against the resolution thereby limiting Pacific Hydro's voting power from 25.2% to 19.99%.

Notwithstanding this resolution Pacific Hydro was at that meeting and remains the largest single shareholder of Western Wind Energy. Pacific Hydro Limited with the effect to exercise its voting rights, had the complete control of every other voting item on the Agenda. Specifically, Pacific Hydro's 19.99% voting rights were greater than the sum total of all the other shareholders voting at the meeting, including management, whether by proxy or in person. For further certainty, Pacific Hydro voted down a resolution to modify the stock option incentive plan rewarding employees and consultants of the Company. Pacific Hydro demonstrated at the meeting and by those acts that it could vote down any measure, at its sole desire, even at 19.99%. By definition of the Securities Act in both Canada and the United States, Pacific Hydro is a control person of Western Wind Energy and is subject to all the rules and regulations that govern the conduct and actions of such control person(s).

After Pacific Hydro became a control person, Pacific Hydro entered into numerous negotiations and agreements with Western Wind Energy. Pacific Hydro has failed to provide the adequate documentation of all such agreements that are necessary for Western Wind Energy to file and obtain shareholder approval for these significant "related party" transactions.

Several days ago, Pacific Hydro commenced litigation against Western Wind, and threatened to seize, encumber, obstruct and convert major assets of Western Wind Energy. Without shareholder and other applicable approvals, such acts to seize, convert, obstruct and encumber assets of a reporting issuer by an insider, related party and control person are serious contraventions of the Securities Act in Canada and the United States.

Pacific Hydro has sole voting control of all matters of Western Wind Energy and as of September 25, 2006, has exercised such voting control to the objections of management.

Pacific Hydro did not publicly announce its intentions to seize, convert, obstruct and/or encumber Western Wind Energy's assets prior to Pacific Hydro issuing its own news release announcing its intention to sell securities of Western Wind Energy.

Western Wind Energy believes these serious acts committed by Pacific Hydro are serious contraventions of applicable securities legislation and as such, Western Wind has notified the securities regulatory agencies in Canada and will notify the securities regulatory agencies in the United States. Western Wind will take safe-harbor and rely on Section 1107 of the Sarbanes Oxley Act of 2002 which states SEC.1107."(e) whoever knowingly, with the intent to retaliate, takes any action harmful to any person, including interference with the lawful employment or livelihood of any person, for providing to a law enforcement officer any truthful information relating to the Commission or possible commission of any federal offense, shall be fined under this title or imprisoned not more than ten years, or both.".

The directors and management of Western Wind will take all actions to protect shareholder assets and maximize shareholder value. Pacific Hydro 's intentions are to take Western Wind's assets for its own use, to the detriment of all the minority shareholders. This conduct by Pacific Hydro as an insider, related party and control person is prohibited.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.